UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                              Equidyne Corporation
-----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
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                         (Title of Class of Securities)

                                    29442R105
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                                 (CUSIP Number)

                                Michael J. Smith
                              c/o MFC Bancorp Ltd.
      Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria
                            Telephone (431) 240-25102
-----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  August 29, 2003
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                          Page 2 of 4 Pages

CUSIP  No.       29442R105
            ------------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         MFC  BANCORP  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [    ]
       (b)     [    ]

3)     SEC  Use  Only
                      ----------------------------------------------------------

4)     Source  of  Funds     WC
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     YUKON  TERRITORY,  CANADA
                                                 -------------------------------

       Number  of               (7)  Sole  Voting  Power     1,304,233
       Shares  Bene-                                      ----------------------
       ficially                 (8)  Shared  Voting  Power     0
       Owned  by                                            --------------------
       Each  Reporting          (9)  Sole  Dispositive  Power     485,944
       Person                                                  -----------------
       With                    (10)  Shared  Dispositive  Power     0
                                                                 ---------------

11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
             1,304,233
       ------------------------------------------------------------------------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       -------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)     8.7%
                                                                    ------------

14)     Type  of  Reporting  Person               CO
                                      ------------------------------------------

                                                          Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D (the "Amendment") relates to shares of common stock, par value $0.10 per share (the "Shares") of Equidyne Corporation (the "Corporation"). This Amendment is filed on behalf of MFC Bancorp Ltd. ("MFC"). MFC operates in the financial services segment and has an address at Floor 21, Millenium Tower, Handelskai 94-96, A-1200, Vienna, Austria. See Item 6 on page 2 of this Schedule 13D/A for the jurisdiction of organization of MFC. This Amendment modifies the original Schedule 13D filed by MFC on May 2, 2003
(the  "Original  13D").

According to the Corporation's public findings with the Securities and Exchange Commission, the principal executive offices of the Corporation are located at 11300 Sorrento Valley Road, Suite 255, San Diego, California 92121.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Item  5  of  the  Original  13D  is  hereby  amended  by  adding  the following:

On August 29, 2003, MFC delivered irrevocable notice to Concord Effekten AG ("Concord") that it wishes to exercise its call option to purchase 485,844
Shares from Concord at an exercise price of $0.45 per share pursuant to an agreement dated April 29, 2003 between MFC and Concord.

                                                          Page 4 of 4 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  MFC  BANCORP  LTD.

                     By:   /s/ Roy Zanatta
                        ------------------------------
                                  (Signature)

                         Roy  Zanatta,  Secretary
                        ------------------------------
                               (Name  and  Title)

                             August  29,  2003
                        ------------------------------
                                     (Date)